Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.faegredrinker.com

August 23, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura J. Riegel

Re:	Bow River Capital Evergreen Fund and Bow River Asset Management LLC, File No. 812-15149

Dear Ms. Riegel:

We are writing on behalf of Bow River Capital Evergreen Fund and Bow River Asset Management LLC (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on August 5, 2020, for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of sections 18(a)(2), 18(c) and 18(i) thereunder, and pursuant to sections 6(c) and 23(c)(3) of the Act for an order of exemption from rule 23c-3 thereunder and pursuant to section 17(d) of the Act and rule 17d-1 thereunder for an order permitting certain transactions (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (312) 569-1146.

* * *

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb